TAX ALLOCATION AGREEMENT

     AGREEMENT dated December 23, 1996 by and among Guaranty
National Corporation ("Parent") and each of its undersigned subsidiaries

                           WITNESSETH

     Whereas, the parties hereto are members of an affiliated group ("Affiliated Group") as defined in Section 1504(a); and
     Whereas, such Affiliated Group will be included in a U.S. consolidated income tax return for its taxable year 1997; and
     Whereas, it is the intent and desire of the parties hereto that a method be established for allocating the consolidated tax liability, including alternative minimum tax, of the Affiliated Group among its members, for reimbursing the Parent for payment of such tax liability, for compensating any party for use of its losses or tax credits, and to provide for the allocation and payment of any refund arising from a carryback of losses or tax credits from subsequent taxable years,
     NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the parties hereto agree as follows:

        1. A U.S. consolidated income tax return shall be filed for the taxable period ended December 31, 1997, and for which the Affiliated Group is required or permitted to be included in a consolidated tax return. Each subsidiary shall execute and file such consent, elections, and other documents that may be required or appropriate for the proper filing of such returns.

        2. a.     For the taxable period, each member of the
        Affiliated Group shall compute its separate tax liability as if it had filed a separate tax return and shall pay such amount to the Parent.

           b. The separate return tax liability of each member shall be computed in a manner consistent with the provisions of Regulation 1.1552-1(a)(2)(ii), provided that the carryover of any tax attribute from a prior taxable year, which is not available in determining the consolidated tax liability of the group for the taxable period, shall be disregarded.

        3. The Parent and Subsidiaries agree that in the taxable year in which a consolidated alternative minimum tax liability is imposed on the affiliated group by Section 55 of the Internal Revenue Code of 1986, the alternative minimum tax liability shall be allocated among the members in the following manner:

           a. The consolidated regular federal income tax liability of the affiliated group as defined in Section 55(c) of the Internal Revenue Code of 1986, shall be allocated as provided in Paragraph (2) above, and

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           b.     The consolidated alternative minimum tax
        liability shall be allocated to each member whose alternative minimum taxable income exceeds its break-even alternative minimum taxable income. The amount of such liability allocated to any such member shall be equal to the consolidated alternative minimum tax liability multiplied by a fraction, the numerator of which is the excess of such member's alternative minimum taxable income over its break-even alternative minimum taxable income, and the denominator of which is the excess of the sum of all such members' alternative minimum taxable incomes over the sum of their break-even alternative minimum taxable incomes over the sum of their break-even alternative minimum taxable incomes. For purposes of this Agreement, "break-even alternative minimum taxable income" is the amount of alternative minimum taxable income at which a member's tentative alternative minimum tax liability would equal its regular federal income tax liability.

           c. The amount of a member's minimum tax credit under Section 53 of the Internal Revenue Code of 1986 shall equal its alternative minimum tax liability as allocated under this paragraph for all taxable years to which this Agreement applies, reduced by the minimum tax credit used as provided in Paragraph (4) below.

        4. The Parent and Subsidiaries agree that, in the taxable year in which the Affiliated Group reduces its consolidated regular federal income tax liability by the minimum tax credit provided under Section 53 of the Internal Revenue Code of 1986, the amount of such credit used attributable to each member is equal to the consolidated minimum tax credit multiplied by a fraction, the numerator of which is the separate minimum tax credit of such member, and the denominator of which is the sum of the separate minimum tax credits of all members having such credits.

        5. Payment of the consolidated tax liability for the taxable period shall include the payment of estimated tax installments due for the taxable period, and each subsidiary shall pay to the Parent its share of each payment within ten days of receiving notice of such payment from the Parent, but in no event later than the due date for each such payment. Any amounts paid by a subsidiary on account of a separate return or separate estimated tax payments which are credited against the consolidated tax liability of the Affiliated Group shall be included in determining the payments due from such subsidiary. Any overpayment of estimated tax should be refunded to the subsidiary within 10 days after the date of filing on the consolidated return.

        6. If for the taxable period the separate return liability of each member of the Affiliated Group, including the Parent, exceeds the consolidated tax liability for such period as a result of any excess losses or tax credits of one or more members, then the Parent shall pay to each such member its allocable portion of such excess amount within ten days after the date of filing on the consolidated return for such period.

        7. If part or all of an unused loss or tax credit is allocated to a member of the Affiliated Group pursuant to Regulation 1.1502-79, and is carried back or forward to a year in which such member filed a separate return or a consolidated return with another affiliated group, any refund or reduction in tax liability arising from the carryback or carryover shall be retained by such member. Notwithstanding the above, the Parent shall determine whether an election shall be made not to carry back part or all of a consolidated net operating loss for the taxable year in accordance with Section 172(b)(3)(C).

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        8. If the consolidated tax liability is adjusted for the
        taxable period, whether by means of an amended return, claim for refund or after a tax audit by the Internal Revenue Service, the liability of each member shall be recomputed to give effect to such adjustments, and in the case of a refund, the Parent shall make payment to each member for its share of the refund, determined in the same manner as in paragraph 2 above, within ten days after the refund is received by the Parent, and in the case of an increase in tax liability, each member shall pay to the Parent its allocable share of such increased tax liability within ten days after receiving notice of such liability from the Parent.

        9. If during the consolidated return period the Parent or any subsidiary acquires or organizes another corporation that is required to be included in the consolidated return, then such corporation shall join in and be bound by this agreement.

        10. This agreement shall apply to the taxable period ending December 31, 1997 unless the Parent and the subsidiaries agree to terminate the agreement. Notwithstanding such termination, this agreement shall continue in effect with respect to any payment of refunds due for the taxable period ending December 31, 1997.

        11. This agreement shall be binding upon and inure to the benefit of any successor, whether by statutory merger, acquisition of assets or otherwise, to any of the parties hereto, to the same extent as if the successor had been an original party to the agreement.

    In WITNESS WHEREOF, the parties hereto have caused this agreement to be executed by their duly authorized representatives on December 23, 1996.


                            Guaranty National Corporation
                              Guaranty National Insurance Company
                              Landmark American Insurance Company
                              Intercon General Agency, Inc.
                              Auto Insurance Centers, Inc.
                              Colorado Casualty Insurance Company
                              Peak Property and Casualty
                                Insurance Corporation
                              Guaranty National Insurance Company
                                of California
                              Viking Insurance Company of Wisconsin
                              Viking Insurance Holdings, Inc.
                              Viking General Agency, Inc.
                              Guaranty National Warranty Services Company

                              By  s/Shelly J. Hengsteler
                                    Assistant Treasurer